

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 7, 2009

Mr. Kenneth L. Dumas
Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

      RE: **Chase Corporation**
             Form 10-K for the year ended August 31, 2008
             Filed November 14, 2008

Dear Mr. Dumas:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  /s/ Larry Spirgel
                  Assistant Director